January 15, 2008

Mail Stop 4651

By U.S. Mail and facsimile to (717) 763-6402

Mr. D. C. Hathaway
Harsco Corporation
350 Poplar Church Road
Camp Hill, Pennsylvania 17011

>   **Re:** **Harsco Corp.**
>   **Definitive 14A**
>   **Filed on March 20, 2007**
>   **File Number 001-03970**

Dear Mr. Hathaway:

We have reviewed your response letter dated October 26, 2007 and have the following comment. Please respond to our comment by January 28, 2008, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. Please provide additional analysis justifying the omission of the EVA performance objectives for 2007, 2008, and 2009 under the annual cash incentive program and the earnings per share and operating cash flow targets for 2007 and 2008 and EVA performance targets for 2009 under the long-term equity compensation program. Provide us with specific illustrative examples of the manner in which competitors could use the information to obtain each of the competitive advantages cited in your response.

   Please contact Jay Ingram at (202) 551-3397 with any questions.

                                        Sincerely,

                                        Timothy A. Geishecker
                                        Senior Counsel